Filed by Regal Beloit Corporation

(SEC File No. 001-07283) pursuant to Rule 425

under the Securities Act of 1933, as amended,

Subject Company: Regal Beloit Corporation

(SEC File No. 001-07283)

SEC File No. for Registration Statement

on Form S-4: 333-255982

FOR RELEASE ON: September 17, 2021

REGAL BELOIT AND REXNORD ANNOUNCE DETAILS FOR ANTICIPATED COMPLETION OF COMBINATION OF REGAL AND REXNORD’S PMC BUSINESS

BELOIT, WI, & MILWAUKEE, WI, September 17, 2021 – Regal Beloit Corporation (NYSE: RBC) and Rexnord Corporation (NYSE: RXN) today announced additional details regarding the anticipated completion of the combination of Regal and the Process & Motion Control (“PMC”) Business of Rexnord. Under the terms of the transaction, Rexnord will spin-off the PMC Business by way of a pro rata dividend (the “Spin-Off Dividend”) of all of the outstanding common stock of Rexnord’s wholly owned subsidiary, Land Newco, Inc. (“Land”), the owner of the PMC Business, to Rexnord stockholders as of the record date for the dividend. Immediately following the spin-off Regal will acquire Land in a stock-for-stock merger pursuant to which Land will become a wholly-owned subsidiary of Regal. Former holders of Land common stock will receive a fraction of a share of Regal common stock for each share of Land common stock they owned immediately prior to the merger. In connection with the transaction, Regal is expected to pay a cash dividend (the “Regal Special Cash Dividend”) to its shareholders who held Regal common stock on the record date for such Regal Special Cash Dividend. The record date will be prior to the merger with a payment date following the merger.

Immediately following completion of the transaction, (a) Rexnord stockholders will continue to own their shares of Rexnord common stock and will also own a number of shares of Regal common stock equal to the number of shares of Land they received in the Spin-Off Dividend multiplied by the exchange ratio for the merger and (b) Regal shareholders will continue to own their shares of Regal common stock and will receive cash in an amount equal to the per share amount of the Regal Special Cash Dividend multiplied by the number of shares of Regal common stock they owned as of the record date for the Regal Special Cash Dividend. The exact amount of the exchange ratio for the merger and the amount of the Regal Special Cash Dividend will be determined closer to the closing date. For additional information about the calculation of the exchange ratio and the amount of the Regal Special Cash Dividend, see the joint proxy statement/prospectus-information statement dated July 21, 2021 of the companies filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Current Reports on Form 8-K filed by the companies with the SEC on August 24, 2021. Additional details regarding the anticipated exchange ratio and amount of the Regal Special Cash Dividend will be released within approximately one week.

In addition, following completion of the transactions, (a) Regal will change its name to “Regal Rexnord Corporation” and its shares of common stock will trade on the NYSE under the ticker symbol “RRX” and (b) Rexnord Corporation will change its name to “Zurn Water Solutions Corporation” and its shares of common stock will trade on the NYSE under the ticker symbol “ZWS”.

The Rexnord Board of Directors has set the close of business on September 29, 2021 as the record date for the Spin-Off Dividend and October 4, 2021, the anticipated closing date, as the payment date for the Spin-Off Dividend, subject to satisfaction or waiver of the applicable closing conditions. Each holder of record of Rexnord common stock as of the record date for the Spin-Off Dividend will be entitled to receive one share of Land common stock for each share of Rexnord common stock held of record as of such record date. The payment of the Spin-Off Dividend is subject to the satisfaction or waiver of certain conditions. If the conditions are not satisfied or waived, the Spin-Off Dividend will not be paid. The shares of Land common stock will not be transferable following the Spin-Off Dividend and the transfer agent for Land will be instructed not to effect any transfers of Land common stock following the Spin-Off Dividend.

The Regal Board of Directors has set the close of business on October 1, 2021 as the record date for the Regal Special Cash Dividend and October 5, 2021 as the payment date, subject to satisfaction or waiver of the applicable closing conditions. Each holder of record of Regal common stock as of the record date for the Regal Special Cash Dividend will be entitled to receive the per share amount of the Regal Special Cash Dividend for each share of Regal common stock held of record as of such record date. The Regal Special Cash Dividend is conditioned upon completion of the merger. If the merger is not completed, the Regal Special Cash Dividend will be cancelled and will not be paid. In addition, as previously disclosed, the Regal Board of Directors has set the close of business on October 1, 2021 as the record date and October 15, 2021 as the payment date for Regal’s regular quarterly dividend (the “Regal Regular Dividend”). The Regal Regular Dividend is not conditioned upon completion of the merger.

No action is required by Rexnord stockholders to receive their shares of Regal common stock in the merger.

No fractional shares of Regal common stock will be issued in the merger, and instead Rexnord stockholders will receive cash in lieu of any fractional share of Regal common stock.

When Issued (WI) Trading to Begin for Rexnord on New York Stock Exchange (NYSE)

Rexnord has been advised by the NYSE that, beginning on or about September 28, 2021 and continuing to and including the closing date of the merger, there will be two markets in Rexnord common stock on the NYSE: a “regular way” market and an “ex-distribution” market. Also during this period, a Rexnord stockholder can sell the right to its Regal common stock that it will receive pursuant to the merger in a “when issued” (“WI”) market.

Outlined below are trading options for Rexnord stockholders that will be provided by the NYSE on or about September 28, 2021 to and including the closing date of the merger:

RXN

If, during this period, a Rexnord stockholder sells shares of Rexnord common stock in the regular way market (under Rexnord’s existing NYSE symbol “RXN”), the stockholder will be selling both its Rexnord common stock and the right to receive shares of Regal common stock pursuant to the merger.

RXN WI

If, during this period, a Rexnord stockholder sells shares of Rexnord common stock in the “ex-distribution” market (under the temporary NYSE symbol “RXN WI”), the stockholder will be selling only its shares of Rexnord common stock and will be retaining its right to receive shares of Regal common stock pursuant to the merger.

RBC WI

A Rexnord stockholder also has the option to sell its right to shares of Regal common stock and retain its shares of Rexnord common stock during this period in the “when issued” market. This option will be available under the temporary NYSE symbol “RBC WI”.

Trades under the symbols “RXN WI” and “RBC WI” will settle after the closing date of the merger. If the merger is not completed, all trades under these symbols will be cancelled.

ZWS

Beginning on October 5, 2021, Rexnord Corporation will trade under its new name “Zurn Water Solutions Corporation” and its new ticker symbol “ZWS”.

Trading on the NYSE for Regal

Shares of Regal common stock will continue to trade on the NYSE under the symbol “RBC” up to and including October 4, 2021. Regal has been advised by the NYSE as follows with respect to trading in Regal shares as it relates to the Regal Special Cash Dividend and the Regal Regular Dividend.

With Respect to Regal Special Cash Dividend

Beginning on or about September 30, 2021 and continuing to but not including October 5, 2021, the payment date for the Regal Special Cash Dividend, shares of Regal common stock will trade with “due bills” with respect to the Regal Special Cash Dividend so that if you sell your shares of Regal common stock you will also be selling your right to receive the Regal Special Cash Dividend.

With Respect to Regal Regular Dividend

The ex-dividend date for the Regal Regular Dividend will be September 30, 2021.

RRX

Beginning on October 5, 2021, Regal Beloit Corporation will trade under its new name “Regal Rexnord Corporation” and its new ticker symbol “RRX”.

Consult with Financial Advisors

In all cases, stockholders are encouraged to consult with financial advisors about the specific implications of (a) selling shares of Rexnord common stock or the right to receive shares of Rexnord common stock on or before the closing date of the merger or (b) selling shares of Regal common stock on or before the closing date of the merger.

About Regal

Regal Beloit Corporation is a global leader in the engineering and manufacturing of electric motors and controls, power generation, and power transmission products, serving customers throughout the world. Regal creates a better tomorrow by developing and responsibly producing energy-efficient products and systems.

Regal is comprised of four operating segments: Commercial Systems, Industrial Systems, Climate Solutions and Power Transmission Solutions. Regal is headquartered in Beloit, Wisconsin and has manufacturing, sales, and service facilities worldwide. For more information, visit RegalBeloit.com.

About Rexnord

Headquartered in Milwaukee, Wisconsin, Rexnord is comprised of two strategic platforms, Process & Motion Control and Water Management, with approximately 6,800 employees worldwide.

The Process & Motion Control platform designs, manufactures, markets, and services specified, highly engineered mechanical components used within complex systems. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. Additional information about Rexnord can be found at www.rexnordcorporation.com.

Contacts

For Regal

Investors

Robert Barry, VP - Investor Relations

608-361-7530

robert.barry@Regalbeloit.com

Media

Bryan Locke / Jenny Gore

Sard Verbinnen & Co

RegalBeloit-SVC@sardverb.com

For Rexnord

Investors
Mark Peterson, Chief Financial Officer

414-223-1609

mark.peterson@rexnord.com

Media

Angela Hersil, Director – Corporate Communications

855-480-5050

Corporate.Communications@Rexnord.com

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal’s and Rexnord’s current estimates, expectations and projections about Regal, Rexnord and the PMC Business’s respective future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the outcome of the variables and resulting adjustment to the exchange ratio in the transaction, the number of shares of Regal common stock to be issued in the merger between Land and a subsidiary of Regal (the “Merger”), the amount, if any, of the Regal special dividend to be paid and the amount of net indebtedness of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger, statements regarding the expected closing of the proposed transactions involving Regal, Rexnord and Land (the “Anticipated Transactions”). Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “estimate,” “expect” and similar expressions. These forward-looking statements are based upon information currently available to Regal and Rexnord and are subject to a number of risks, uncertainties, and other factors that could actual results to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements Regal or Rexnord makes in this communication include: the possibility that the conditions to the consummation of the Anticipated Transaction will not be satisfied or will not be satisfied within the timeframe expected by Regal and Rexnord; changes in the extent and characteristics of the common stockholders of Rexnord and the common shareholders of Regal and its effect pursuant to the Merger Agreement on the number of shares of Regal common stock issuable pursuant to the Anticipated Transaction, magnitude of the dividend payable to Regal shareholders pursuant to the Anticipated Transaction and the extent of indebtedness to be incurred by Regal in connection with the Anticipated Transaction; the determination by Regal and Rexnord of the number of “Qualifying Overlap Shareholders” at the closing of the Anticipated Transaction; the ability to obtain the anticipated tax treatment of the Anticipated Transaction and related transactions; risks associated with any litigation related to the Transaction; and other risks and uncertainties including, but not limited, to those described in the section entitled “Risk Factors” in the Joint Proxy Statement, in Regal’s or Rexnord’s respective Annual Reports on Form 10-K on file with the SEC and from time to time in other filed reports including Regal’s and Rexnord’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal and Rexnord, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 on file with the SEC, Rexnord’s Transition Report on Form 10-KT for the transition period from April 1, 2020 to December 31, 2020 filed with the SEC, Rexnord’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 filed with the SEC, and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and Regal, Rexnord and Land undertake no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal, Rexnord or Land. In connection with the Anticipated Transaction, Regal and Land filed registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the Anticipated Transaction, which have become effective. Regal’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Anticipated Transaction, which has been mailed to Regal shareholders and Rexnord shareholders. Regal shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about Regal, Rexnord, Land and the Anticipated Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Anticipated Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.